Exhibit 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED OCTOBER 31, 2020

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

T A B L E  O F  C O N T E N T S

1.1	Date	3
1.2	Overview	3
1.3	Selected Annual Information	5
1.4	Summary of Quarterly Results	5
1.5	Results of Operations and Financial Condition	5
1.6	Liquidity	6
1.7	Capital Resources	6
1.8	Off-Balance Sheet Arrangements	6
1.9	Transactions with Related Parties	7
1.10	Fourth Quarter	7
1.11	Proposed Transactions	8
1.12	Critical Accounting Estimates	8
1.13	Changes in Accounting Policies including Initial Adoption	8
1.14	Financial Instruments and Other Instruments	8
1.15	Other MD&A Requirements	7
1.16	Risk Factors	10

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.1
Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the "Annual Financial Statements") of Quartz Mountain Resources and its subsidiaries ("Quartz Mountain" or the "Company"), for the year ended July 31, 2020, the annual MD&A for the same period, and the unaudited interim condensed consolidated financial statements for the three months ended October 31, 2020, as publicly filed under the Company’s profile on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of December 18, 2020. For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements.” All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2
Overview

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiaries. Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

Quartz Mountain most recently focused on assessing mineral prospects for potential acquisition and exploration in British Columbia. The Company is currently investigating new potential opportunities.

On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, CEO and director and Matthew Dickinson was appointed director.

On August 15, 2020, Michael Lee resigned as Chief Financial Officer. Sebastian Tang was appointed Chief Financial Officer.

Other Corporate Information

The board of directors consists of Trevor Thomas, Leonie Tomlinson and Matthew Dickinson. Trevor Thomas is the Chairman, Chief Executive Officer and Corporate Secretary, Sebastian Tang is the Chief Financial Officer.

The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

The Company’s head office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada V6E 4H1.

The Company’s common shares were approved for listing on the TSX Venture Exchange under the symbol QZM and certain broker-dealers in the United States make market on the OTC Grey Market under the symbol QZMRF.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

1.2.1
Agreements

In January 2016, the Company reached an agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agrees to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000 to HDSI. The TSX Venture Exchange approved the transaction with HDSI.

The cash payment of $180,207 was paid during the year ended July 31, 2018 and the shares were issued to HDSI during the year ended July 31, 2020, completing the settlement and resulting in a gain on settlement of debt of $2,779,882 during the fiscal year ended July 31, 2020.

1.2.2
Properties

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. Alamos Gold Inc. holds the Angel’s Camp property.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.2.3
Financing

The Company completed the private placement in one tranche of 13,636,365 common shares (pre- forward split basis of 4,545,455 common shares) on March 26, 2020, at a price of $0.04 (pre- forward split basis of $0.11) per unit for gross proceeds of $500,000. Each unit consisted of one common share and one warrant (the “Warrant”). Each Warrant entitles the holder to purchase one additional share at a price of $0.05 (pre-forward split basis of $0.15) for five years. In addition, at the request of the holder, and subject to certain conditions being met at the time of exercise of the Warrant, the shares to be issued may be designated as ‘flow through shares’. After issuance costs of $1,302, the Company raised net proceeds of $498,698.

The private placement results in Robert Dickinson holding a control position of approximately 43% (60%, if warrants exercised) of the Company and has been approved by the TSX Venture Exchange.

On August 25, 2020, the Company issued 1,200,000 flow-through common shares on the exercise of the Warrants at an exercise price of $0.05 for gross proceeds of $60,000.

1.3
Selected Annual Information

Not applicable.

1.4
Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Oct-31 2020	Jul-31 2020	Apr-30 2020	Jan-31 2020	Oct-31 2019	Jul-31 2019	Apr-30 2019	Jan-31 2019
Income (loss) for the period	$(95)	$(75)	$(66)	$2,713	$(47)	$(37)	$(38)	$(27)
Basic earnings (loss) per common share	$(0.00)	$(0.00)	$(0.00)	$0.23	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Diluted earnings (loss) per common share	$(0.00)	$(0.00)	$(0.00)	$0.23	$(0.00)	$(0.00)	$(0.00)	$(0.00)

1.5
Results of Operations and Financial Condition

Net loss for the fiscal quarter ended October 31, 2020, was $95,160 compared to a net loss of $46,860 for the fiscal quarter ended October 31, 2019.

During the fiscal quarter ended October 31, 2020, the Company incurred exploration and evaluation expense of $56,292 whereby no exploration and evaluation activities were undertaken during the fiscal quarter ended October 31, 2019.

Administrative salaries and benefits decreased in line with efforts to curtail activities. A breakdown of general and administrative expenses incurred during the period ended October 31, 2020 and 2019, is provided in the financial statements for the period ended October 31, 2020.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.6
Liquidity

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is assessing mineral properties with a goal to acquire and explore mineral property interests. The Company's continuing operations entirely depends upon the ability of the Company to obtain the necessary financing to complete any exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to explore or mine, the future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At October 31, 2020, the Company had an accumulated deficit of $27,707,043 and has a working capital of $98,509.

The Company believes that its liquid assets at October 31, 2020, are sufficient to meet its known obligations. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

The Company does not have any material capital lease obligations, purchase obligations or any other long‐term obligations.

1.7
Capital Resources

The Company had no material commitments for capital expenditures as at October 31, 2020.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet unused.

At October 31, 2020, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

1.8
Off-Balance Sheet Arrangements

None.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.9
Transactions with Related Parties

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying unaudited condensed interim consolidated financial statements for the period ended October 31, 2020 and 2019. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly‐owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Former Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both mining and non-mining clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third‐party costs on behalf of the Company. Third party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements.

1.10
Fourth Quarter

Not applicable.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.11
Proposed Transactions

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12
Critical Accounting Estimates

Not required. The Company is a Venture Issuer.

1.13
Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying unaudited condensed interim consolidated financial statements as at and for the period ended October 31, 2020, which is publicly available on SEDAR at www.sedar.com.

1.14
Financial Instruments and Risk Management

The carrying amounts of cash, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

1.15
Other MD&A Requirements

1.15.1    Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.
(b)	expensed research and development costs	Not applicable
(c)	intangible assets arising from development	Not applicable
(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.
(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:
Number
Common shares	26,677,776
Warrants	12,436,365

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common shares as a debt settlement arrangement.

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting as of October 31, 2020.

1.15.4     Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods; and required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THREE MONTHS ENDED OCTOBER 31, 2020

1.15.5      Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16
Risk Factors

Please refer to "Risk Factors" discussed in the Company’s MD&A for the year ended July 31, 2020 filed under the Company’s profile on SEDAR at www.sedar.com.